04004735

3-12-04

AA 3/11/2004

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

RECEIVED FEB 27 2004

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE
Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934
and Rule 17a-5 Thereunder

SEC FILE NO
8 - 65493

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

The Hogan Company

Official Use Only
FIRM ID. NO.

PROCESSED
MAR 17 2004
THOMSON FINANCIAL

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

4040 IDS Center, 80 South 8th Street
(No. and Street)

Minneapolis	MN	55402
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jack V. Morreale, Jr. (612) 664 8160
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

PricewaterhouseCoopers LLP

IL	One North Wacker	Chicago	60606
(ADDRESS) State	Number and Street	City	Zip Code

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Jack V. Morreale, Jr swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of The Hogan Company as of December 31, 2003 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Notary Public

SHIRLEY A. KOSKI
NOTARY PUBLIC-MINNESOTA
My Commission Expires Jan. 31, 2005

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page
- [X] (b) Statement of Financial Condition
- [ ] (c) Statement of Income
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
- [ ] (j) A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
- [ ] Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [X] (l) An Oath or Affirmation
- [ ] (m) A Copy of the SIPC Supplemental Report
- [ ] (n) A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

The Hogan Company

Statement of Financial Condition
December 31, 2003
(Available for Public Inspection)

The Hogan Company
Index
December 31, 2003

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (312) 298 2000
Facsimile (312) 298 2001

Report of Independent Auditors

To the Shareholder of
The Hogan Company

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of The Hogan Company (the "Company") at December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of the statement of financial condition in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 24, 2004

The Hogan Company
Statement of Financial Condition
December 31, 2003

Assets		
Cash	$	20,792
Prepaid expenses		1,287
Total assets		22,079
Liabilities and Shareholder's Capital		
Liabilities		
Accounts payable and accrued expenses		10,620
Total liabilities		10,620
Shareholder's capital		
Common stock, $0.01 par value; 1,000 shares authorized and 100 shares issued and outstanding		1
Additional paid-in capital		9,999
Retained earnings		1,459
Total shareholder's capital		11,459
Total liabilities and shareholder's capital	$	22,079

The accompanying notes are an integral part of the statement of financial condition.

1. Organization and Nature of the Business

The Hogan Company (the "Company") is a Minnesota corporation and a broker-dealer registered with the National Association of Securities Dealers, Inc. ("NASD"). The Company is a wholly owned subsidiary of The Hogan Group (the "Parent").

The Company was incorporated on April 24, 2002 and commenced operations in January 2003.

The Company is engaged in investment banking and investment advisory services and provides merger and acquisition and financial restructuring services.

2. Significant Accounting Policies

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Fee Revenue

Fee revenue includes retainer fees earned from investment banking and investment advisory services at the time an agreement is signed. Retainer fees are earned when the contract is signed.

Transaction fees from providing merger and acquisition advisory services are earned at the time such transactions are completed. No such transactions were completed during the year.

Income Taxes

The Company, with the consent of the shareholder, has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not provide for or pay Federal or State corporate taxes on its income. The Company's sole corporate shareholder is liable for the Federal and State income taxes on its share of the Company's taxable income.

3. Related Party Transactions

During the year, the Company entered into an expense sharing agreement (the "Agreement") with its Parent. At December 31, 2003, $1,500 of management fees were due to the Parent under this Agreement.

During the year ended December 31, 2003, the Parent paid for certain expenses on behalf of the Company. The Company reimbursed the Parent for these expenses.

The Parent has agreed to fund the Company's operations to the extent such operations are not self-funding in 2004.

4. Net Capital Requirement

As a registered broker-dealer the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (the "Rule"), which requires the maintenance of minimum net capital equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness (12.5% for the first 12 months after commencing business as a broker-dealer).

At December 31, 2003, the Company had net capital of $10,172 which was $5,172 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 1.04 to 1.